Nord Resources Corporation (the “Corporation”)

Performance Incentive Plan (the “Plan”)

Purpose of the Plan

The purpose of the Plan is to retain and provide an incentive to certain key employees involved in restarting and commissioning the Johnson Camp Mine (the “JCM”), the achievement of which is critical for the Corporation’s future success. The Compensation Committee, as the administrator of the Plan, will have discretion to award bonus payments under the Plan to participating employees if the Corporation achieves certain key targets and milestones (the “Targets and Milestones”) associated with restarting and commissioning the JCM.

Targets and Milestones

The Plan will cover the period from July 1, 2007 to December 31, 2008. In making awards under the Plan, the Compensation Committee will have regard to the following Targets or Milestones:

Target or Milestone	Weight %
First production of cathode	20%
Commencement of mining operations	10%
Completion of mining construction	10%
Achievement of the production of approximately 1,000,000 lbs of cathode, on a monthly basis	10%
Achievement of the production of approximately 2,000,000 lbs of cathode, on a monthly basis	20%
Restart and commissioning capital expenditure of less than a certain amount Self funding upside of 150% if capital expenditures are equal to or less than a certain amount	20%
Safety – # of Lost Time Incidents during plan period	10%

The Compensation Committee may establish the specific date by which any Target or Milestone is to be achieved, or such other criteria for measuring the success of the Corporation in achieving any Target or Milestone as the Committee in its discretion deems appropriate, for the purposes of making awards under the Plan. However, the achievement of a Target or Milestone will not be measured on an “all or nothing” basis. For example, if first production of cathode occurs after a date established by the Compensation Committee, such Milestone will be acknowledged as having been achieved, and the Compensation Committee will have the discretion to determine such weight to be assigned to such Milestone in making awards under this Plan.

Participation

The Compensation Committee will determine the employees who are eligible to participate in the Plan. Each award under the Plan will take the form of a cash payment equal to a percentage of the participating employee’s base salary.